UNITY WIRELESS CORPORATION

  Pro Forma Consolidated Statements of Operations

  (Expressed in United States dollars)

Six Months Ended June 30, 2006

	Unity Wireless	Avantry	Pro Forma Total
Net sales	$ 3,080,895	$ 735,553	$ 3,816,448
Cost of goods sold	(2,435,541)	(706,961)	(3,142,502)

	645,354	28,592	673,946

Expenses
Research and development	858,109	321,971	1,180,080
Government grants	-	-	-
Royalty payments	46,213	-	46,213
Sales and marketing	443,384	159,410	602,794
Depreciation and amortization	126,767	228,401	355,168
Exchange loss / (gain)	49,526	-	49,526
Interest expenses, excluding accretion of interest and loss on debt settlement	196,018	316,128	512,146
General and administrative	873,105	202,385	1,075,490

	2,593,122	1,228,295	3,821,417

Operating loss for the period	(1,947,768)	(1,199,703)	(3,147,471)

Accretion of interest	(1,715,900)	-	(1,715,900)
Other expense	-	(220,128)	(220,128)

Loss for the period	(3,663,668)	(1,419,831)	(5,083,499)

Basic and diluted loss per common share			(0.06)

See accompanying notes

UNITY WIRELESS CORPORATION

  Pro Forma Consolidated Statements of Operations

  (Expressed in United States dollars)

Year Ended December 31, 2005

	Unity	Avantry	Pro Forma Total
Net sales	$ 4,905,579	$ 9,482,000	$ 14,387,579
Cost of goods sold	(3,792,999)	(6,437,000)	(10,229,999)

	1,112,580	3,045,000	4,157,580

Expenses
Research and development	2,631,598	2,465,000	5,096,598
Government grants	(98,622)	-	(98,622)
Royalty payments	73,584	(1,206,000)	(1,132,416)
Sales and marketing	615,953	932,000	1,547,953
Depreciation and amortization	266,267	1,840,000	2,106,267
Exchange loss / (gain)	103,681	-	103,681
Interest expenses, excluding accretion of interest and loss on debt settlement	276,993	665,000	941,993
General and administrative	1,805,067	830,000	2,635,067

	5,674,521	5,526,000	11,200,521

Operating loss for the year	(4,561,941)	(2,481,000)	(7,042,941)

Accretion of interest	(888,467)	-	(888,467)

Loss for the year	(5,450,408)	(2,481,000)	(7,931,408)

Basic and diluted loss per common share			(0.09)

See accompanying notes

UNITY WIRELESS CORPORATION

Notes to Pro Forma Consolidated Statement of Operations

(Expressed in United States dollars)

1.

Basis of presentation:

The unaudited pro forma consolidated statements of operations are presented to give effect to the acquisition of Avantry Ltd. (“Avantry”).  Effective February 15, 2006, the Company entered into a merger agreement (the “Agreement”) with Avantry Ltd., an Israeli corporation, for the merger of Avantry into Unity Wireless Microwave Systems Ltd., a newly formed Israeli corporation that is wholly owned by Unity Wireless Corp. (“Unity”).  On June 8, 2006, the Company completed the merger pursuant to the terms of a merger agreement entered into by and among the parties effective February 15, 2006.  The acquisition of Avantry will be accounted for as a purchase business combination.

The unaudited pro forma consolidated statements of operations combine the results of operations of Unity and Avantry for the fiscal year ended December 31, 2005 and for the six months ended June 30, 2006, giving effect to the acquisition of Avantry as if it occurred on January 1, 2005.

The unaudited pro forma consolidated statement of operations is being provided solely for information purposes and is not necessarily indicative of the combined results of operations which might have existed for the periods indicated or the results of operations as they may be in the future.

The unaudited  pro forma statements of operations have been prepared by management using the accounting principles disclosed in Unity’s 10QSB for the period ended June 30, 2006 and 10KSB for the fiscal year ended December 31, 2005.  In the opinion of management, the unaudited pro forma financial statements include all adjustments necessary for the fair presentation of the transactions noted above in conformity with accounting principles generally accepted in the United States.